TIOMIN RESOURCES INC.

PRESS RELEASE

TSX:

Tiomin on track to advance Kwale Project

Toronto, Canada. January 13, 2004 Tiomin Resources Inc. (TSE: TIO) announces that it has filed the draft fiscal/investment agreement for the Kwale titanium mineral sands project on December 23, 2003 with the Government of Kenya. This agreement covers the various covenants and representations including fiscal terms for the commencement of construction which is slated for later this year. It is anticipated that these negotiations will be firmed up in the coming weeks with the Government of Kenya having already created an interministerial committee to review the various aspects of the agreement. This follows the successful completion of the pilot plant reported earlier with 20 tonnes of rutile, ilmenite and zircon concentrate being sent to Australia for process optimization. Tiomin expects to complete a detailed engineering review of the Kwale feasibility by the end of April.

Progress on the product marketing front is proceeding very well with long term contracts already being aligned for the production at Kwale.

Tiomin is also pleased to announce that the outstanding Series D warrants due December 31, 2003 were fully exercised. The conversion of these warrants has added nearly Cdn $750,000 to Tiomin's treasury.

Tiomin Resources Inc. is actively pursuing the development of its Kwale project, one of four major titanium mineral sand deposits it discovered in Kenya. Recently the company's application for a Special Mining Lease was formally approved by Kenya's Commissioner of Mines to proceed towards the commercial development of the Kwale titanium deposit. The project will be designed to produce on average 330,000 tonnes of ilmenite annually as well as 75,000 tonnes of rutile and 37,000 tonnes of zircon for the first six years of operation. Rutile and ilmenite are sources of titanium dioxide used primarily in the fabrication of pigments and titanium metal, while zircon is used in applications such as ceramic glazing, foundry molds and electronics.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, CFO ext. 232. or Donna Yoshimatsu ext. 222 or visit our website: www.tiomin.com

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